Contact:    Michael Murtaugh, VP and General Counsel
            BAB Holdings, Inc.
            8501 West Higgins Road, Suite 320
            Chicago, Illinois 60631
            773.380.6100/Fax: 773.380.6183

FOR IMMEDIATE RELEASE


NY BASED INTERNET INCUBATOR SIGNS LETTER OF INTENT TO MERGE WITH BAB HOLDINGS

Chicago, Illinois - April 10, 2000 - BAB Holdings, Inc. (Nasdaq : BAGL) today announced that it has executed a letter of intent to merge with a leading New York based Internet Incubator. Full details of the merger and of the Internet Incubator will be forthcoming within the next two weeks.

Upon completion of the merger, BAB's current business would be assigned to a subsidiary, which would be operated by current BAB management. The agreement anticipates the subsidiary to be spun off in the future to current BAB shareholders. The existing shareholders would continue to own the same number of shares, which would represent ten percent of the equity in the merged company. Thus, the parent company will become a pure play in the development of internet businesses. In addition, existing shareholders would continue to own 100% of the current assets.

Furthermore, in a related agreement, an affilate of the New York Internet Incubator would provide substitute long term financing for the current bank debt obligation of the Company.

"We are going to be merging with a group of talented individuals who have an excellent 7-year history of successfully incubating small, development-stage companies. This merger represents a transformation of BAB which we believe will be very beneficial to our shareholders," stated BAB President and CEO Michael W. Evans.

"Our current shareholders will maintain their ownership interest in the existing business, both before and after the merger. Additionally, they will receive a 10% ownership interest in the Internet Incubator and internet related businesses. We believe that this is a significant enhancement to our shareholder value and, coupled with the attractive financing provided by our merger partner, greatly improves BAB's appeal in the financial marketplace."

The transaction is subject to completion and execution of the final merger documents and shareholder approval.